PACCAR Financial

April 13, 2012

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Financial Corp.

December 31, 2011 Form 10-K

Filed February 29, 2012

June 30, 2011 Form 10-Q

Filed August 8, 2011

Response Dated February 15, 2012

File Number: 001-11677

Dear Mr. Nolan:

This letter is in response to the Staff’s comments as set forth in your letter dated March 14, 2012, regarding PACCAR Financial Corp.’s Form 10-K and Form 10-Q and PACCAR Financial Corp.’s response on February 15, 2012 to your letter dated December 23, 2011. For convenience, each of your letter’s comments has been reproduced in italics. In the responses below, “PFC” refers to PACCAR Financial Corp. and “the Company” refers to PACCAR Inc.

December 31, 2011 Form 10-K

General

1.	Please tell us how you determined your reportable segments. Specifically tell us how you determined that each of your foreign operations did not meet the criteria to be a reportable segment. Refer to ASC 280-10-50-10.

Response:

PFC’s operations consist of finance and leasing services in one segment in the U.S. PFC does not have foreign subsidiaries or earn revenues outside the U.S.

2.	Please revise future filings to disclose the information required by ASC 280-10-50-41(a).

Response:

See response to comment 1 above.

Mr. John P. Nolan

Securities and Exchange Commission

April 13, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

3.	We note the significant increase in your deferred tax provision in 2011 and the deferred tax liability at December 31, 2011. Please revise future filings to discuss the nature of and the variability in the transactions that cause this trend and discuss the implications for future operating results and liquidity.

Response:

In future filings, PFC will discuss the nature of and the variability in transactions that cause significant changes in its deferred income tax provision or deferred income tax liability and the impact on liquidity and future operating results.

A draft of the proposed disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations using 2011 information is as follows:

During 2011, PFC’s deferred income tax provision increased to $207.8 million from a deferred tax benefit of $3.7 million in 2010. PFC’s net deferred tax liability increased to $681.4 million at December 31, 2011 from $472.6 million at December 31, 2010. The increase in the deferred income tax provision and deferred tax liability primarily relates to the high volume of leased equipment placed into service in 2011 for which a one hundred percent depreciation deduction was available under U.S. tax law. Deferred taxes will fluctuate based upon new business volume and the accelerated depreciation deduction rate under U.S. tax law. Accelerated tax deductions under current U.S. tax law will decrease and either slow the growth in or reduce deferred tax liabilities. The difference in the timing of depreciation for financial statement and income tax purposes does not impact operating results. The impact on liquidity in 2012 is not expected to be significant.

June 30, 2011 Form 10-Q

Note B – Finance and Other Receivables, page 7

4.	We note your response to comment 2a in your letter dated February 15, 2012.

a.	Please tell us how many interest rates in a three month period you believe represent a statistically valid sample size and how you determined that amount.

Response:

The Company considers a sample size of approximately 30 during a three month period to be sufficient for a statistically valid conclusion. The Company determines this amount to be appropriate because it provides a greater than 90% statistical confidence level.

Mr. John P. Nolan

Securities and Exchange Commission

April 13, 2012

b.	Please provide us an analysis of the number of transactions with and the interest rates provided to C grade customers and D grade customers in the United States and Mexico by month in 2011.

Response:

The Company’s number of new business transactions and the interest rates provided to C and D graded customers in the U.S. and Mexico by month for the nine months ended September 30, 2011 are included in Attachment 1.

c.	Please tell us how you considered whether actual C and D grade market transactions provided the most relevant information with which to determine market rates for your TDR assessment.

Response:

In determining an appropriate method for market interest rates for TDR assessment, the Company considered multiple options, including actual C and D graded new business transactions. As discussed in response 4. a. above, the Company believes it needs approximately 30 transactions in a three month period in order to have a valid sample.

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d.	Please provide us an analysis that shows how your TDR assessments in 2011 would have been impacted if you used a three-month average of actual interest rates used in market transactions for the relevant grade in each major market.

Response:

For the nine months ended September 30, 2011, the Company’s TDR assessment for the U.S. and Mexico under a three-month average of actual new business interest rates compared to the Company’s existing method is noted in Attachment 2.

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5.	We note your response to comment 2c in your letter dated February 15, 2012. Please provide us an analysis of the number and dollar value of non-TDR credit modifications provided to “used equipment” customers during 2011. As part of your response, please explain how you take the equipment value risk into account when pricing financing for both new and used truck customers and tell us the amount that would have been TDR’s if the market rate of interest you used in your TDR assessment was 150 basis points greater for this population.

Mr. John P. Nolan

Securities and Exchange Commission

April 13, 2012

Response:

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6.	We note your response to comment 2e in your letter dated February 15, 2012 which details the factors which explain the variation in the actual high/low rates for D customers. Please tell us how you consider the factors in your determination of a market interest rate under ASC 310-40-15-8. In this regard, it would appear that using a rate derived from the mean of the rates offered to A graded customers would ignore variations in the aforementioned factors that would otherwise need to be considered when determining the market interest rate under ASC 310-40-15-8 for an individual loan.

Response:

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7.	We note your response to comment 2(g)(i) in your letter dated February 15, 2012.

a.	Please provide us the number and amount of credit modifications by original credit score for each month in 2011.

Response:

For the nine months ended September 30, 2011, the number of credit modifications and dollar amount by original credit score for the Company in the U.S. and Mexico are as follows:

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b.	Please provide us a general analysis of the vintage of credit modifications in 2011.

Response:

An analysis of the origination year of customer credit modifications during the nine months ended September 30, 2011 for the Company in the U.S. and Mexico is included in Attachment 3.

c.	Please provide us a general analysis of the average interest rates on new A graded customers for the vintages noted in b above.

Response:

The average interest rates on A graded new business customers by year for the Company in the U.S. and Mexico is included in Attachment 3.

Mr. John P. Nolan

Securities and Exchange Commission

April 13, 2012

8.	We note your response to comment 2h in your letter dated February 15, 2012. Please tell us why you believe the average of comparable new business interest rates does not represent a market interest rate for your TDR assessment.

Response:

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bengston	/s/ Ronald E. Armstrong
Robert A. Bengston Vice Chairman and Principal Financial Officer PACCAR Financial Corp.	Ronald E. Armstrong President and Principal Financial Officer PACCAR Inc

Attachment 1

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION***

Attachment 2

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION***

Attachment 3

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION***